May 3, 2017

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Dear Ms. Blye:

Re:	The Bank of Nova Scotia
Form 40-F for the Fiscal Year Ended October 31, 2016
Filed November 29, 2016
File No. 002-09048

On behalf of The Bank of Nova Scotia (together with its subsidiaries, “Scotiabank” or the “Bank”), I am writing in response to the request for information contained in the Securities and Exchange Commission Staff’s (the “SEC” or the “Staff”) comment letter dated March 28, 2017 (the “Comment Letter”) regarding the Bank’s Form 40-F for the period ended October 31, 2016. Staff requested information in connection with the nature and extent of our past, current and anticipated business activities related to, or contacts with Sudan and Syria (collectively, the “Jurisdictions”), since our response letter dated April 15, 2014 ( the “2014 Response”). For the convenience of Staff’s review, set forth below are the comments contained in the Comment Letter along with the responses of the Bank (the “Response Letter”).

In preparing this Response Letter, the Bank has engaged in a due diligence process to accumulate the necessary data and supporting documentation. This included assessing information from various systems as well as formally requesting information from business lines, countries where the Bank operates, major operating subsidiaries and specialized departments, including our trade finance and correspondent banking operations and the global money transfer operations. Notwithstanding the due diligence conducted, while the Bank acknowledges its responsibility for the adequacy and accuracy of the information contained within this Response Letter, it is not possible to be certain that every relationship or transaction has been captured given the size and breadth of the Bank’s operations, and the multiplicity of systems that the Bank employs which are not generally designed to automatically capture the information as requested by Staff.

Unless otherwise indicated, the reporting period herein is from the date of the 2014 Response to and including January 31, 2017, the end of our fiscal first quarter. Certain financial information provided in this Response Letter consists of internally generated numbers that are not in accordance with Canadian GAAP, are unaudited and have not been reviewed by the Bank’s auditors. The Bank reports its financial information using Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars, unless otherwise stated. In an effort to provide Staff with an estimate of materiality, information has generally been compared to the Bank’s audited financial results for its most recently completed fiscal year ended October 31, 2016.

SEC Letter of March 28, 2017

1.	You stated in your letter to us dated April 14, 2014 [sic] that you had business associated with Sudan and Syria. Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Your 40-F does not discuss business relating to those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since the referenced letter, whether through subsidiaries, affiliates, branches or other direct or indirect arrangements. You should describe any services or support you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

RESPONSE

Scotiabank is Canada’s most international bank, with more than 88,000 employees serving over 23 million customers in almost 50 countries in the world. The Bank offers a broad range of financial products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking and capital markets.

The Bank has established a robust enterprise-wide global sanctions compliance program to ensure compliance with applicable sanctions laws wherever the Bank does business. This program restricts the Bank’s permitted services or support into the Jurisdictions and requires review and assessment of any transaction identified with a connection to the Jurisdictions.

For the reporting period, the Bank has not:

•	owned offices, assets, branches or other premises, or employed staff, in the Jurisdictions;

•	engaged any third parties or agents to solicit business in the Jurisdictions;

•	made investments in entities organized in the Jurisdictions; or

•	engaged in direct correspondent banking activities with a financial institution located in either of the Jurisdictions.

The Bank’s business contacts with the governments of the Jurisdictions and their respective affiliates and entities they control have not materially changed since our 2014 Response.

At this time, the Bank does not anticipate any changes in the manner in which the Bank does business relative to, or interacts with, the Jurisdictions other than as may be required to ensure continued compliance with Canadian or other applicable laws, regulations or sanctions in the countries where we operate.

The following are the identified services or support provided by the Bank into the Jurisdictions, directly or indirectly, for the reporting period:

Wire Payments: a small number of payments (less than 0.0012% of the estimated wire payment transactions processed by the Bank annually) identified as relating, directly or indirectly, to persons located within the Jurisdictions.

Trade and Supply Chain Finance: fewer than 10 bank guarantees and one receivables purchase facility (involving international relief/humanitarian organizations that ship food to the Jurisdictions) identified as relating, directly or indirectly, to persons located within the Jurisdictions.

Canadian Retail: fewer than 20 accounts identified where the account owner, who may or may not be a citizen of one of the Jurisdictions, indicates an address located within one of the Jurisdictions.

International Retail: (a) fewer than 20 accounts identified where the account owner, who may or may not be a citizen of one of the Jurisdictions, indicates an address located within one of the Jurisdictions and (b) one trust account involving seven long-standing, inactive investments in Sudan.

Under the Bank’s sanctions compliance program, all proposed activity identified with a connection to the Jurisdictions is required to be reviewed and assessed for compliance with applicable sanctions laws. With no correspondent banking relationship in the Jurisdictions, payments to or from the Jurisdictions are effected through correspondent banks in other countries who, in turn, have correspondents within the Jurisdictions.

SEC Letter of March 28, 2017

2.	Please discuss for us the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

RESPONSE

A.  Introduction

The Bank continues to believe that its business associated with the Jurisdictions is immaterial from either a quantitative or qualitative perspective. In reaching this conclusion, the Bank has considered the nature and extent of its contacts in the Jurisdictions, as well as the potential reputational risks and impact on the Bank’s share value in dealing with the Jurisdictions in determining whether such transactions should be disclosed in its public filings, including its Form 40-F.

B.  Quantitative Analysis

Relative to the Bank’s total revenues, assets and liabilities for the last three fiscal years and subsequent interim period (to January 31, 2017), the Bank’s contacts in the Jurisdictions, as identified above, do not constitute a material investment risk for our security holders.

The Bank’s revenues, assets and liabilities attributable to the Jurisdictions are each estimated to be less than 0.007% of the Bank’s total revenues, assets and liabilities, respectively, for the last three fiscal years and the subsequent interim period.

Since 2013, the Bank’s customer base has increased from approximately 21 million customers to over 23 million and total assets have increased from approximately $743.8 billion (as disclosed in our 2013 annual report) to $896.3 billion (as disclosed in our 2016 annual report). Consequently, the Bank’s contacts with respect to the Jurisdictions are even more negligible on a relative basis since our 2014 Response and continue to be immaterial by any quantitative measure.

C.  Qualitative Analysis

The Bank’s contacts with the Jurisdictions are inconsequential to its revenues, assets and liabilities.

The Bank’s common shares trade on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). The majority of the shares are held by Canadian residents and traded on the TSX. The average daily trading volume of the Bank’s common shares for the first five months of the Bank’s fiscal year was 2,109,873 common shares on the Canadian TSX compared to 745,164 common shares on the NYSE. The average daily trading volume for the Bank’s 2013 fiscal year was 1,901,407 common shares on the TSX and 466,645 common shares on the NYSE.

In your Comment Letter, Staff has directed the Bank’s attention to investor sentiment evidenced by the adoption by various government and institutional investors of divestment policies and policies prohibiting the investment in companies that have operations within the Jurisdictions. We have considered these factors and concluded that this investor sentiment is directed towards companies that have significant business relationships with the Jurisdiction’s governments and/or companies organized within the Jurisdictions, or have operations and/or investments located within the Jurisdictions. As explained above, the Bank does not have any employees, offices, assets, branches or other premises located in the Jurisdictions, nor does the Bank make investments in entities organized in the Jurisdictions.

Furthermore, the Bank continues to maintain a strong compliance regime respectful of laws and regulations, including those related to international sanctions.

In view of all the foregoing, the Bank continues to believe that its contacts with the Jurisdictions, which continue to be incidental to the Bank’s normal course of business, will not have any adverse impact on the Bank’s reputation or share value.

Yours very truly,

/s/ Deborah M. Alexander
Deborah M. Alexander
Executive Vice President and General Counsel